# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nerdy Inc., CIK 0001819404
CUSIP: 64081V109
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 8001 Forsyth Blvd, Suite 1050, St. Louis, Missouri (MO), 63105
Date of event which requires filing of this statement: 12/12/2024
Amends the filing with accession number 0001880171-22-000003
Filed by CIK 0001880171
Persons authorized to receive notices and communications: Christopher Swenson, 8001 Forsyth Blvd, Suite 1050, St. Louis, Missouri (MO), 63129, 314-412-1227

## Reporting persons
- Charles Cohn (CIK 0001880171): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 76,486,112; shared voting power 0; sole dispositive power 76,486,112; shared dispositive power 0; aggregate amount beneficially owned 76,486,112 (49.7% of the class)
  Comment: (1) With respect to Items 7,9, and 11, these items consist of common stock held by (i) Charles K. Cohn VT Trust U/A/D May 26, 2017, (ii) Cohn Investments, LLC, (iii) Rarefied Air Capital LLC, (iv) Cohn Family Trust U/A/D 3/16/17, and (v) Charles Cohn Revocable Trust. Mr. Cohn is the beneficial owner of the Charles K. Cohn VT Trust U/A/D May 26, 2017 and Cohn Family Trust U/A/D 3/16/17, the sole manager of Cohn Investments, LLC, and the sole manager of Rarefied Air Capital LLC. Excludes the 11,443,345 shares of common stock beneficially owned by Ms. Cohn, which Ms. Cohn has sole voting and sole dispositive power over and to which Mr. Cohn disclaims beneficial ownership.
  
  (2) With respect to Item 13, the percent of class was calculated based on (i) 117,033,618 shares of Class A Common Stock and (ii) 36,740,960 shares of Class B Common Stock. Mr. Cohn disclaims beneficial ownership of the shares held by Ms. Cohn.
- Allison Cohn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 11,443,345; shared voting power 0; sole dispositive power 11,443,345; shared dispositive power 0; aggregate amount beneficially owned 11,443,345 (9.3% of the class)
  Comment: (1) With respect to Items 7, 9, and 11, these items consist of common stock held by (i) Cohn Investments LLC, (ii) Rarefied Air Capital LLC, (iii) Cohn Family Trust U/A/D 5/24/2018, and (iv) Cohn Family Investments Trust U/A/D 5/24/2018. Ms. Cohn has sole voting and sole dispositive power of certain securities held by Cohn Investments LLC and Rarefied Air Capital LLC and Ms. Cohn is the sole trustee of the two trusts. Excludes the 76,486,112 shares held by Mr. Cohn.
  
  (2) With respect to Item 13, the percent of class was calculated based on (i) 117,033,618 shares of Class A Common Stock and (ii) 5,824,038 shares of Class B Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Nerdy Inc.
Address of issuer's principal executive offices: 8001 Forsyth Blvd, Suite 1050, St. Louis, Missouri (MO), 63105
Comment:
This Amendment No. 6 amends the Schedule 13D filed by Charles Cohn on August 20, 2022. This Amendment amends and restates Items 1, 2, 3, 5, and 6. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

This statement relates to shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Nerdy Inc., a Delaware corporation (formerly known as TPG Pace Tech Opportunities Corp.) (the "Company"). The Company's principal executive offices are located at 8001 Forsyth Blvd., Suite 1050, St. Louis, Missouri 63105.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 6 to Schedule 13D is filed jointly by Charles Cohn and Allison Cohn (each a "Reporting Person" and together the "Reporting Persons").
Residence or business address: The address of the Reporting Persons is c/o Nerdy Inc., 8001 Forsyth Blvd., Suite 1050, St. Louis, MO 63105.
Present principal occupation or employment: Mr. Cohn is a founder of the Company and is currently the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Cohn is married to Ms. Cohn.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See response to Item 2(d).
Citizenship: The Reporting Persons are each a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities reported herein were received as consideration in connection with a Business Combination (as defined below), or were purchased with personal funds thereafter in various open market or privately negotiated purchases. The securities beneficially owned by Ms. Cohn were transferred to Ms. Cohn without consideration.

On September 20, 2021 (the "Closing Date"), the Company, consummated the business combination (the "Closing") pursuant to that certain Business Combination Agreement, dated as of January 28, 2021 (as amended on March 19, 2021, on July 14, 2021, on August 11, 2021 and on August 18, 2021, the "Business Combination Agreement") by and among the Company, TPG Pace Tech Merger Sub LLC, a Delaware limited liability company ("TPG Pace Merger Sub"), Live Learning Technologies LLC, a Delaware limited liability company ("Nerdy LLC"), the Reporting Person and the other signatories party thereto. The transactions contemplated by the Business Combination Agreement are collectively referred to herein as the "Business Combination."

Pursuant to the Business Combination Agreement and in connection therewith, TPG Pace Merger Sub merged with and into Nerdy LLC (the "Merger"), with Nerdy LLC ("OpCo") surviving such merger, pursuant to which the Reporting Person exchanged their Nerdy LLC common units for a blended consideration consisting of cash, limited liability company units in Nerdy LLC (the "OpCo Units"), shares of the Company's Class B common stock, par value $0.0001 per share ("Class B Common Stock") in an equivalent number to the OpCo Units received, Earnout Shares (which were to vest upon the satisfaction of certain share price vesting conditions and which are no longer outstanding) of the Company's Class B Common Stock, and warrants to purchase OpCo Units ("OpCo Warrants") (the exercise of which would result in the issuance of one corresponding share of Class B Stock and which are no longer outstanding).

The Business Combination was accomplished through an Up-C structure, and the mix of consideration received reflects the implementation of such structure. The Reporting Person is also entitled to receive additional future consideration with respect to the Business Combination in the form of amounts payable under the Tax Receivable Agreement as described in Item 6 below.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement and the Amendments thereto, included with this Statement as Exhibits 2 through 5 and are incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Common Stock for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended (the "Securities Act"), in privately negotiated transactions or otherwise and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell or otherwise dispose of all or a portion of shares of Common Stock in the open market, through transactions registered under the Securities Act, through privately negotiated transactions to the Company or third parties or through distributions to their respective partners, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in or incorporated by reference in Items 3, 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Amount beneficially owned: See Row 11 of cover page for each Reporting Person.

Percent of Class: See Row 13 of cover page for each Reporting Person
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in or incorporated by reference in Items 3, 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Number of shares the Reporting Person has:

Sole power to vote or direct the vote: See Row 7 of cover page for each Reporting Person.

Shared power to vote: See Row 8 of cover page for each Reporting Person.

Sole power to dispose or direct the disposition of: See Row 9 of cover page for each Reporting Person.

Shared power to dispose or direct the disposition of: See Row 10 of cover page for each Reporting Person.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days of this amendment are set forth in Exhibit 13 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Stockholders' Agreement

Concurrently with the execution of the Business Combination Agreement, the Company, TPG Pace Tech Opportunities Sponsor, Series LLC, a Delaware limited liability company ("Sponsor"), the Reporting Person and the other stockholders party thereto entered into the Stockholders' Agreement, which governs certain rights and obligations of the parties, and, among other things, sets forth certain requirements regarding the composition of the Nerdy Inc. Board.

Under the Stockholders' Agreement, the Nerdy Inc. Board will be, subject to certain exceptions, comprised of seven members, divided into three classes, comprised of three directors designated by the Reporting Person; one director designated by Learn Capital; one director designated by TCV VIII (A); one director designated by Sponsor; and one director nominated in accordance with Nerdy Inc.'s constituent documents who meets certain diversity and independence standards. Cohn's nomination rights will be reduced in relation to his ownership percentage. The nomination rights of each of Sponsor, Learn Capital and TCV VIII (A) will continue for so long as it and its affiliates hold at least 50% of the Common Stock such party holds at the Closing. In addition, the Stockholders' Agreement sets forth certain transfer restrictions with respect to the Class A Common Stock, including a six-month lock-up provision.

Founder Equity Award Agreement

On September 20, 2021, Mr. Cohn was granted a performance restricted stock unit award covering a maximum of 9,258,298 shares of Class A Common Stock (the "Founder and CEO Performance Award"). The Founder and CEO Performance Award vests upon the satisfaction of a service condition and achievement of certain stock price goals, as described below.

The Founder and CEO Performance Award is eligible to vest based on Nerdy Inc.'s stock price performance over a seven-year period after September 20, 2021. To vest in the award, Mr. Cohn must remain employed as Nerdy Inc.'s Chief Executive Officer or Executive Chairman through the date a stock price hurdle is achieved, subject to certain exceptions. The Founder and CEO Performance Award is divided into seven equal tranches that are eligible to vest based on the achievement of stock price goals that occur at $18.00, $22.00, $26.00, $30.00, $34.00, $38.00, and $42.00 per share, measured based on an average of our stock price over a consecutive 90 calendar-day period during the performance period, which will be adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events. To the extent a stock price hurdle is achieved and shares of Class A Common Stock are delivered to Mr. Cohn, he will generally be limited in his ability to transfer the net after-tax shares, except for estate planning purposes, for two years following the vesting date.

Tax Receivable Agreement

On the Closing Date, the Company entered into a tax receivable agreement (the "Tax Receivable Agreement") with holders of OpCo Units (the "TRA Holders"). The Tax Receivable Agreement generally provides for the payment by the Company to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that the Company actually realizes in periods after the Business Combination as a result of: (i) certain increases in tax basis that occur as a result of (A) the Business Combination (including as a result of cash received in the Business Combination and debt repayment occurring in connection with the Business Combination) or (B) exercises of the redemption or call rights set forth in the OpCo LLC Agreement; and (ii) imputed interest deemed to be paid by the Company and additional basis arising from any payments under the Tax Receivable Agreement. The rights of the TRA Holders (including the right to receive payments) under the Tax Receivable Agreement are transferable by the TRA Holders as long as the transferee of such rights has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to the Tax Receivable Agreement. Payments generally will be made under the Tax Receivable Agreement as the Company realizes actual cash tax savings in periods after consummation of the Business Combination from the tax benefits covered by the Tax Receivable Agreement.

Second Amended and Restated Limited Liability Company Agreement of OpCo

Following the Closing, the Company will operate its business through OpCo. On the Closing Date, the Company and the other holders of OpCo Units entered into the Second Amended and Restated Limited Liability Company Agreement of OpCo (the "OpCo LLC Agreement"), which sets forth the rights and obligations of the holders of OpCo Units, including the redemption right (together with the surrender and delivery of the same number of shares of Class B Common Stock) for an equivalent number of shares of Class A Common Stock, the exercise of which is subject to a six-month lock-up provision. Under the OpCo LLC Agreement, OpCo will be managed by a five person board of managers, composed of three persons that were designated by the Company and two persons that were designated by holders of a majority of the OpCo Units held by members of OpCo other than the Company.

Stock Transfer Agreement

On December 16, 2024, a stock transfer agreement (the "Stock Transfer Agreement") was made and entered into by and between Rarefied Air Capital LLC (the "Purchaser"), on the one hand and Ian Clarkson ("Clarkson") on the other. Mr. Cohn is the manager of the Purchaser. Under the Stock Transfer Agreement, Clarkson agreed to sell 350,000 shares of Class B Common Stock to the Purchaser for $700,000.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Stockholders' Agreement, Registration Rights Agreement, Tax Receivable Agreement, OpCo LLC Agreement, and the Stock Transfer Agreement included with this Statement as Exhibits 6 through 12, respectively, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Business Combination Agreement, dated January 28, 2021(incorporated by reference to Annex A-I to the Company's 424b3, filed on August 19, 2021). - https://www.sec.gov/Archives/edgar/data/1819404/000119312521251642/d76818d424b3.htm#rom76818_45

2 - First Amendment to the Business Combination Agreement, dated March 19, 2021 (incorporated by reference to Annex A-II to the Company's 424b3, filed on August 19, 2021). - https://www.sec.gov/Archives/edgar/data/1819404/000119312521251642/d76818d424b3.htm#rom76818_500

3 - Second Amendment to the Business Combination Agreement, dated July 14, 2021 (incorporated by reference to Annex A-III to the Company's 424b3, filed on August 19, 2021). - https://www.sec.gov/Archives/edgar/data/1819404/000119312521251642/d76818d424b3.htm#rom76818_1111

4 - Third Amendment to the Business Combination Agreement, dated August 11, 2021 (incorporated by reference to Annex A-IV to the Company's 424b3, filed on August 19, 2021). - https://www.sec.gov/Archives/edgar/data/1819404/000119312521251642/d76818d424b3.htm#rom76818_1111a

5 - Fourth Amendment to the Business Combination Agreement, dated August 18, 2021 (incorporated by reference to Annex A-V to the Company's 424b3, filed on August 19, 2021). - https://www.sec.gov/Archives/edgar/data/1819404/000119312521251642/d76818d424b3.htm#rom76818_501b

6 - Stockholders' Agreement, dated January 28, 2021 (incorporated by reference to Annex E to the Company's 424b3, filed on August 19, 2021). - https://www.sec.gov/Archives/edgar/data/1819404/000119312521251642/d76818d424b3.htm#rom76818_49

7 - Forms of Award Agreements under the Nerdy Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Form 8-K filed on September 24, 2021). - https://www.sec.gov/Archives/edgar/data/1819404/000119312521282190/d194845dex105.htm

8 - Tax Receivable Agreement, dated September 20, 2021 (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on September 24, 2021). - https://www.sec.gov/Archives/edgar/data/1819404/000119312521282190/d194845dex103.htm

9 - Second Amended and Restated Limited Liability Company Agreement of OpCo (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on September 24, 2021). - https://www.sec.gov/Archives/edgar/data/1819404/000119312521282190/d194845dex102.htm

10 - Amendment No.1 to the Tax Receivable Agreement, dated March 25, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ending March 31, 2022 filed on May 16, 2022). - https://www.sec.gov/Archives/edgar/data/1819404/000181940422000048/amendmentno1tothetaxreceiv.htm

11 - Amendment No.1 to the Second Amended and Restated Limited Liability Company Agreement of OpCo, dated March 14, 2022 (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarterly period ending March 31, 2022 filed on May 16, 2022). - https://www.sec.gov/Archives/edgar/data/1819404/000181940422000048/amendmentno1tothesecondame.htm

12 - Stock Transfer Agreement, dated December 16, 2024, by and between Rarefied Air Capital LLC and Ian Clarkson.

13 - Transactions in Securities

14 - Joint Filing Agreement, dated August 26, 2024, by and between Charles Cohn and Allison Cohn (incorporated by reference to Exhibit 15 to the reporting persons' Schedule 13D, Amendment No.3, filed on August 27, 2024). - https://www.sec.gov/Archives/edgar/data/1819404/000162828024038556/jointfilingagreement.htm

## Signatures
- Charles Cohn: Charles Cohn, Charles Cohn (12/17/2024)
- Allison Cohn: Allison Cohn, Allison Cohn (12/17/2024)